August 10, 2018

Via EDGAR

Corey Jennings

Special Counsel

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Export Development Canada

Registration Statement under Schedule B

Filed June 26, 2018

File No. 333-225889

Form 18-K for Fiscal Year Ended December 31, 2017

Filed May 2, 2018

File No. 002-62211

Government of Canada

Form 18-K for Fiscal Year Ended March 31, 2017

Filed December 18, 2017

Amended on March 1, 2018, March 29, 2018, and June 26, 2018

File No. 033-05368

Dear Mr. Jennings:

We have received your comment letter (the “Comment Letter”) dated July 19, 2018 related to the Registration Statement under Schedule B filed by Export Development Canada (“EDC”) on June 26, 2018, the Annual Report on Form 18-K for the fiscal year ended December 31, 2017 filed by EDC on May 2, 2018 and the Annual Report on Form 18-K for the fiscal year ended March 31, 2017 filed by the Government of Canada on December 18, 2017, as subsequently amended on March 1, 2018, March 29, 2018 and June 26, 2018, and we are responding to your comments on behalf of EDC and the Government of Canada. For your convenience, the Staff’s comments contained in your letter are reprinted below in bold italics and are followed by the corresponding response of EDC or Canada, as applicable.

General

1.	To the extent possible, please update all statistics and information in the registration statement and the documents incorporated by reference, to provide the most recent data.

In response to the Staff’s comment, EDC will file its quarterly financial report for the quarter ended March 31, 2018 as an exhibit to an amended Annual Report on Form 18-K to be filed concurrently with the amended Registration Statement. Such quarterly financial report is attached as Exhibit A hereto.

The Government of Canada has advised EDC that, while the Government of Canada produces a variety of statistics, there is no readily available publication consolidating such statistics that can be filed and the collection of such information would be difficult and time consuming. Further, the Government of Canada has advised EDC that it conducted a subsequent review of the financial condition of the Canadian economy and the fiscal health of the Canadian Government and concluded that there has been no material change in either the Canadian economy or the Government of Canada’s budget from that disclosed in the Government of Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2017, filed on December 18, 2017, as so amended, and that there is no information that would be material to an investor that it needs to disclose in connection with the filing of EDC’s registration statement.

2.

We note reports of an agreement by the Government of Canada to purchase Kinder Morgan’s Trans Mountain oil pipeline and tanker expansion project for $4.5 billion, of which, Export Development Canada is reported as providing a $1 billion guarantee. We also note reports of opposition to this project. Please include discussion of this and make clear whether this is subsumed in the estimates EDC and Canada provide in the current year’s budgetary expectations.

EDC respectfully submits that it believes that the Government of Canada’s purchase of Kinder Morgan’s Trans Mountain oil pipeline and tanker expansion project (the “Project”) for $4.5 billion is not significant from a financial perspective to an investment decision to purchase EDC’s or the Government’s debt, given that the Government of Canada’s total assets as of March 31, 2017 totaled $465.3 billion, revenues for the fiscal year ended March 31, 2017 were $293.5 billion and budget deficit for the fiscal year ended March 31, 2017 was relatively small at $17.8 billion. The Government of Canada expects to fund the purchase price from its consolidated revenue fund. The acquisition has not yet closed and the purchase of the Project is not subsumed in the Government of Canada’s current published budgetary expectations. Earlier this year, the current owners of the Project incurred a $1 billion loan from commercial banks to finance the expansion of the Project. This loan was guaranteed by the Government of Canada. EDC is administering such guarantee for Canada, but EDC does not have any liability for such guarantee and it is not an obligation of EDC. While there has been opposition to the Project similar to other oil pipelines, EDC does not believe such opposition would have any impact on an investor’s decision to invest in EDC or Canada debt as Canada is already a major oil producing country.

In light of the foregoing, EDC does not believe disclosure on this subject is required to be included in EDC’s amended Registration Statement.

Registration Statement under Schedule B

3.	To the extent that counsel provides tax opinion disclosure in prospectus supplements, please file a short-form tax opinion as an exhibit.

In response to the Staff’s comment, EDC will file short-form tax opinions of Milbank, Tweed, Hadley & McCloy LLP and Stikeman Elliott LLP as Exhibits 8.1 and 8.2, respectively, to the amended Registration Statement, which are attached as Exhibits B and C hereto.

Form 18-K for Export Development Canada

Exhibit 99.3

CETA, page 15

4.	Please include discussion of any material risk associated with the United Kingdom’s exit from the European Union.

In a new section entitled “Risk Factors” on page 5 of the Prospectus included in EDC’s amended Registration Statement, EDC proposes to include the following disclosure:

Uncertainty regarding Brexit and the outcome of future arrangements between the European Union and the United Kingdom may adversely affect the Canadian economy and our business.

Uncertainty regarding Brexit and the outcome of future arrangements between the European Union and the United Kingdom may adversely affect the Canadian economy due to a decline in international trade, and EDC’s business as a result of disruptions to, and uncertainty surrounding, EDC’s business in the U.K. and E.U. On June 23, 2016, the U.K. voted in favor of a referendum to leave the E.U., commonly referred to as “Brexit.” By invoking Article 50 of the Lisbon Treaty, the U.K. is currently set to leave the E.U. in March 2019. Brexit is expected to significantly affect the fiscal, monetary and regulatory landscape in both the U.K. and E.U., and could have a material impact on their economies and the future growth of various industries and supply chains. The political and economic instability created by Brexit has caused and may continue to cause significant volatility in global financial markets. Brexit could also have the effect of disrupting the free movement of goods, services, and people between the U.K., the E.U., and elsewhere.

As the U.K. has consistently been one of Canada’s top five trading partners in goods and services, to the extent Brexit has an adverse impact on the U.K.’s economy, or an impact on global trade itself, Brexit may adversely impact Canada’s economy and EDC’s business. At the same time, the U.K.’s departure from the E.U. may also trigger efforts to more actively promote trade and investment with non-E.U. markets, including Canada.

Market Spotlight: United States, page 31

5.	Here or elsewhere, please include discussion of any material impact of recent tariffs and complaints before the World Trade Organization between the United States and Canada.

In a new section entitled “Recent Developments” on page 4 of the Prospectus included in EDC’s amended Registration Statement, EDC proposes to include the following disclosure:

The governments of the U.S. and Canada have recently been using the dispute settlement mechanism of the World Trade Organization (“WTO”) to challenge certain trade practices of each country. On June 1, 2018, the U.S. began imposing tariffs of 25 percent on steel and 10 percent on aluminum originating from Canada, Mexico and the EU, which it had been imposing on other countries such as China since March 2018. On June 6, 2018, Canada and the E.U. brought cases before the WTO, arguing that the enactment of such tariffs was illegal under WTO rules. On July 1, 2018, Canada imposed countermeasures against C$16.6 billion in imports of steel, aluminum, and other products from the U.S., representing the value of 2017 Canadian exports affected by the U.S. tariffs. Canada indicated that the countermeasures would remain in place until the U.S. eliminates its own measures. Canada’s tariffs include a 25% tariff on certain steel products and a 10% tariff on selected aluminum products and other goods, including coffee and whiskey. On July 16, 2018, the U.S. brought cases before the WTO against Canada and other countries, arguing that the retaliatory measures imposed by Canada and other countries were illegal under WTO rules.

Should the WTO agree that the imposition of tariffs by the U.S. or Canada violates its rules, it would assess retaliation entitlements that the U.S. or Canada could impose in response to the offending tariffs. Such process, however, could take years. In the meantime, the tariffs imposed by the U.S. and Canada on each other’s exports may disrupt the U.S., Canadian and world economies, as well as the purchasing habits of individuals and the supply chains and production processes of corporations that operate in such economies, which may adversely impact Canada’s economy and EDC’s business. Further, any decrease in the growth of the Canadian economy would result in lower relative tax revenues for the Canadian government.

6.	Here or elsewhere, please elaborate on the discussion of NAFTA to include a description of any material risk or impact associated with its renegotiation.

In a new section entitled “Recent Developments” on page 5 of the Prospectus included in EDC’s amended Registration Statement, EDC proposes to include the following disclosure:

The North American Free Trade Agreement (“NAFTA”) is an agreement between the U.S., Canada and Mexico (the “Parties”) that came into force on January 1, 1994, creating the world’s largest free trade area. NAFTA’s terms, which were implemented gradually through January 2008, allowed for the elimination of most tariffs on products traded among the Parties. The promotion of trade in agriculture, textiles, and automobile manufacturing was a major goal. NAFTA also aimed to protect intellectual property, create dispute-resolution mechanisms, and, through side agreements, implement labor and environmental safeguards. In the years since the enactment of NAFTA, U.S. trade with Canada and Mexico has nearly quadrupled, and Canada and Mexico have become the two largest destinations for U.S. exports of goods and services, accounting for more than a third of the U.S.’s total exports. The U.S. now accounts for about three-quarters of Canada’s total exports. The U.S. is Canada’s largest trading partner, and Canada is the U.S.’s second largest trading partner after China.

One of U.S. President Donald Trump’s campaign promises was to renegotiate NAFTA, a process that commenced in August of 2017. The U.S., Canada and Mexico have now been through seven rounds of negotiations, but no deal has yet been reached. While the Government of Canada believes it is possible to modernize NAFTA in a way that strengthens the North American region and helps the signatory nations’ businesses to become more competitive, there have been a number of factors that may complicate the process of renegotiation. President Trump has threatened to withdraw from NAFTA entirely if the parties are unable to reach a renegotiated deal he deems more favorable to American workers. Further, since negotiations began, each of the U.S. and Canada, and the U.S. and Mexico have begun imposing tariffs on each other’s exports, and the U.S. and Canada have brought cases against each other before the WTO, alleging that the tariffs each has enacted violate WTO rules. Should the U.S., Canada and Mexico be unable to renegotiate NAFTA or should the U.S. choose to withdraw from NAFTA, this may lead to the imposition of new or higher tariffs or trade restrictions by any of the Parties, which could disrupt the U.S., Canadian and world economies, as well as the purchasing habits of individuals and the supply chains and production processes of corporations that operate in such economies, which could have an adverse impact on Canada’s economy and EDC’s business. Further, any decrease in the growth of the Canadian economy would result in lower relative tax revenues for the Canadian government. However, there is no way to predict the outcome of the NAFTA renegotiations.

Compliance and Ethics, page 33 and Corporate Governance, page 35

7.

We note that a recent audit by Canada’s Auditor General found significant deficiencies in your risk management and corporate governance practices. Please include discussion of this report, any material risks these deficiencies may pose, and your plans to address them.

Canada’s Auditor General did find significant deficiencies in its special examination report in EDC’s corporate governance and risk management practices, which EDC has been working to remediate. EDC would note that significant deficiencies in the context of a special examination, unlike material weaknesses, need not be disclosed pursuant to the rules promulgated under Regulation S-X. These significant deficiencies were not identified in the context of the annual financial audit, but in the context of a special examination conducted as part of a legislative requirement that such examination be conducted at least once every 10 years. The objective of the audit was to determine whether the systems and practices the Auditor General selected for examination at EDC were providing EDC with reasonable assurance that its assets were safeguarded and controlled, its resources were managed economically and efficiently, and its operations were carried out effectively as required by the Government of Canada’s Financial Administration Act.

In the first instance, Canada’s Auditor General found that EDC had a significant deficiency in corporate governance related to the appointment of Board directors, which is the responsibility of the Governor in Council and is thus outside of EDC’s control. At the time of the audit, one position was vacant, and eight of the 12 current directors, while continuing to serve, had terms that had expired, putting the continuity of the Board’s oversight at risk. However, under Canadian law, directors whose terms expire (and who do not otherwise resign) remain in their positions as directors until their successors are appointed. Canada’s Auditor General recommended that EDC continue to engage with the government to help ensure appointments are made to its Board of Directors in a timely and staggered fashion. EDC agreed with the Auditor General’s recommendation. From the time of the audit until May 2018, the terms of three other directors expired, resulting in a total of eleven directors with expired terms. On June 14, 2018, five of the directors whose terms had expired were reappointed and five new directors were appointed. The remaining director with an expired term resigned on June 19, 2018 and his replacement was appointed on June 25, 2018.

In the second instance, Canada’s Auditor General found weaknesses in how EDC managed risk and how EDC managed credit risk, which together amounted to a significant deficiency, but not a material weakness as defined under Regulation S-X. The Auditor General found that EDC did not keep up with evolving industry practices in risk management and did not have operational and strategic risk management frameworks in place. The Auditor General recommended that EDC complete its risk management transformation project as planned, including implementing its Model Risk Management Policy, ensure that risk reporting includes comprehensive information about operational risk management, and develop an inventory and classification of key assets and monitor and mitigate threats against these assets. EDC agreed with all of these recommendations and is currently in the process of implementing a risk management transformation project, which was informed by gaps previously identified by EDC as part of the establishment of an enterprise risk management framework and also by those raised during an in-depth review of EDC’s risk management and governance practices, which took place in 2014 and 2015. The completion of the project, which is anticipated to occur by the last quarter of 2019, will more systematically address the elements of the Auditor General’s recommendations, including its recommendation that risk reporting include comprehensive information about operational risk management, and will continue to be a key priority for EDC, with regular reporting to the Board of Directors. Further, EDC has now completed all guidelines and procedures required to support its Model Risk Management Policy. Finally, EDC is working to develop and maintain an inventory and classification of all key assets, which it expects to complete by September 30, 2018.

In light of the foregoing, EDC does not believe disclosure on this subject is required to be included in EDC’s amended Registration Statement.

8.

We note reports of a court matter in South Africa involving a Bombardier Global aircraft and risks associated with a related loan. Please include discussion of this matter and any related economic or political consequences, if material.

This matter relates to a 2015 loan in an original amount of US$41 million and, as such, is not material to EDC, which, at the end of 2017, had total liabilities of US$50.1 billion. The loan represented less than 0.1% of such liabilities. While there has been adverse publicity associated with this transaction, there have been no improprieties alleged against EDC in connection with the transaction itself and there has been no material adverse impact politically or economically on EDC. However, due to several covenant-related defaults, the loan is currently the subject of ongoing litigation in England and South Africa.

In light of the foregoing, EDC does not believe disclosure on this subject is required to be included in EDC’s amended Registration Statement.

* * * * *

EDC and the Government of Canada acknowledge that:

•	Each is responsible for the adequacy and accuracy of the disclosures in each of their filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Each may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff for its attention to EDC’s submission and we look forward to hearing from you regarding our response. If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-530-5431.

Very truly yours,

/s/ Paul E. Denaro
Paul E. Denaro

EXHIBIT A

Export Development Canada’s Quarterly Financial Report

for the Quarter Ended March 31, 2018

Export Development Canada

Quarterly Financial Report
March 31, 2018
Unaudited

TRADE UNLIMITED

Canada

EDC

Caution regarding forward-looking statements

This document contains projections and other forward-looking statements regarding future events. Such statements require us to make assumptions and are subject to inherent risks and uncertainties. These may cause actual results to differ materially from expectations expressed in the forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW

Export Development Canada (EDC) is Canada’s export credit agency. Our mandate is to support and develop Canada’s export trade, and the capacity of Canada to engage in trade and respond to international business opportunities, as well as to provide development financing in a manner consistent with Canada’s international development priorities. We provide insurance and financial services, bonding products, small business solutions as well as online credit risk management tools. Our customers are Canadian exporters, investors and their international buyers. We place a particular emphasis on small and medium enterprises by developing tools to help them succeed in international markets. EDC is a Crown corporation, wholly owned by the Government of Canada and accountable to Parliament through the Minister of International Trade. We are financially self-sustaining and do not receive parliamentary appropriations; our revenue is generated primarily by collecting interest on our loans, fees on our guarantee products and premiums on our insurance products.

Economic Environment

The first quarter of 2018 continued the trend witnessed over the past two years, which has seen global economic growth strengthen, spread to more countries, and consistently exceed forecasters’ expectations, despite the heightened risk of U.S. trade protectionism.

Globally, there have been recent improvements in the economies of both the United States and the European Union. Labour markets have tightened as unemployment rates have fallen below pre-crisis levels, resulting in spare capacity being fully utilized. Global trade growth has picked up in recent quarters and forward-looking indicators of production are also positive, notwithstanding recent concerns of escalating U.S.-China retaliatory tariffs.

In Canada, recent data suggests that while a small subset of Canadian exporters are apprehensive that the NAFTA talks are having a negative impact on their operations, the majority do not appear to be overly concerned, despite the fact that these talks are expected to result in a new agreement on North American trade rules. Overall, Canadian exporters remain relatively optimistic about the strength and durability of the ongoing global recovery.

2        EXPORT DEVELOPMENT CANADA

MANAGEMENT’S DISCUSSION AND ANALYSIS

Business Facilitated

Financing business facilitated increased by 61% when compared to the same period in 2017 primarily due to increases in the oil and gas and the infrastructure and environment sectors.

Business facilitated within our financial institutions insurance product group declined by 54% due to a decrease in demand for the product by an existing policyholder.

	For the three months ended
	Mar	Mar
(in millions of Canadian dollars)	2018	2017
Business Facilitated
Direct lending	4,192	2,415
Project finance	469	391
Loan guarantees	310	294
Investments	49	4

Total financing and investments	5,020	3,104

Credit insurance	13,750	13,826
Financial institutions insurance	1,302	2,818
Contract insurance and bonding	1,447	1,142
Political risk insurance	231	177

Total insurance	16,730	17,963

Total business facilitated	$21,750	$21,067

SUMMARY OF FINANCIAL RESULTS

EDC adopted the impairment requirements as per IFRS 9 Financial Instruments (IFRS 9) effective January 1, 2018. This adoption resulted in an increase to the opening retained earnings of $400 million. We did not restate the prior comparative period, as permitted by the standard. Accordingly, the current period results are based on IFRS 9, while prior period results are based on IAS 39 Financial Instruments: Recognition and Measurement (IAS 39). For this reason, the allowance and provision for credit losses are not directly comparable. Further disclosure on the transition to the impairment requirement as per IFRS 9 is provided in Note 1 of the Condensed Consolidated Financial Statements.

Financial Performance

	For the three months ended
(in millions of Canadian dollars)	Mar 2018	Dec 2017	Mar 2017
Net financing and investment income	305	306	334
Net insurance premiums and guarantee fees(1)	63	62	60
Realized gains (losses)(2)	5	(10)	(4)

	373	358	390
Administrative expenses	116	115	104
Provision for (reversal of) credit losses(3)	(32)	(181)	83
Claims-related expenses	23	8	35

Income before unrealized (gains) losses	266	416	168
Unrealized (gains) losses on financial instruments(2)	(55)	(30)	76

Net income	$321	$446	$92

Period average U.S.$ equivalent of CAD 1.00	0.791	0.787	0.756

(1)	Includes loan guarantee fees.
(2)	Included in Other (Income) Expenses on the Condensed Consolidated Statement of Comprehensive Income.
(3)	The current period has been prepared in accordance with IFRS 9. Prior period amounts have not been restated and are reported in accordance with IAS 39.

We experienced fluctuations in our net income between periods largely caused by changes in provisioning requirements and volatility in the fair value of our financial instruments due to market conditions. These changes are further discussed beginning on page 7.

QUARTERLY FINANCIAL REPORT         3

MANAGEMENT’S DISCUSSION AND ANALYSIS

Total loan revenue and loan yield has increased since the fourth quarter of 2017 mainly due to increases in U.S. interest rates as the majority of our loans are denominated in U.S. dollars.

Interest expense increased during the first three months of 2018 mainly as a result of the increase in U.S. interest rates, along with increased borrowings to finance the growth in our marketable securities (refer to page 9). The majority of our funding is floating rate and denominated in U.S. dollars, consistent with our loan assets.

Financial Position

As at	Mar	Dec	Mar
(in millions of Canadian dollars)	2018	2017	2017
Total assets	68,220	60,120	62,129
Total liabilities	58,447	50,080	53,038
Equity	9,773	10,040	9,091

Gross loans receivable	53,162	51,199	54,102
Total allowances*	1,524	1,903	2,212

Period-end U.S.$ equivalent of CAD 1.00	0.776	0.795	0.752

*	The current period has been prepared in accordance with IFRS 9. Prior period amounts have not been restated and are reported in accordance with IAS 39.

4        EXPORT DEVELOPMENT CANADA

MANAGEMENT’S DISCUSSION AND ANALYSIS

Gross loans receivable has increased in the first quarter primarily due to foreign exchange translation and net disbursements. The increase in non-investment grade exposures in the first quarter of 2018 is primarily due to downward credit migration of an obligor in the aerospace sector.

Total loan allowance as a percentage of total financing related exposure decreased when compared to the prior quarter due to the adoption of the impairment model requirements of IFRS 9 which resulted in a decrease of $400 million to the opening loan allowance.

QUARTERLY FINANCIAL REPORT         5

MANAGEMENT’S DISCUSSION AND ANALYSIS

Impact of Foreign Exchange Translation on Financial Results

Our foreign currency-denominated results are impacted by exchange rate fluctuations. In the first quarter of 2018, the Canadian dollar average for the quarter strengthened against the U.S. dollar, which had an unfavourable impact on our financial results, as the components of net income as well as our business facilitated are translated at the average exchange rates. Had the average exchange rate remained stable in the first quarter, both our net income and business facilitated would have been higher for the period.

In contrast, the Canadian dollar weakened against the U.S. dollar at the end of the first quarter relative to the prior quarter, resulting in an increase to our assets and liabilities, which are translated at the rate prevailing on the statement of financial position date.

The following table reflects the estimated impact on our financial results for the period ended March 31, 2018 had the Canadian dollar remained stable relative to the U.S. dollar:

	Closing exchange rate at
(in millions of Canadian dollars)	Dec 2017	Mar 2017
Financial Position
Increase (decrease) in loans receivable	(964)	1,307
Increase (decrease) in loans payable	(1,259)	1,707

	Average exchange rate for the three months ended
(in millions of Canadian dollars)	Dec 2017	Mar 2017
Financial Performance
Increase in net income	1	11
Increase in business facilitated	75	686

Risk Management

Our business activities expose us to a wide variety of risks including strategic, financial and operational risks. We manage risk with a three lines of defence risk governance structure, which emphasizes and balances strong central oversight and control of risk with clear accountability for and ownership of risk within the “front lines”. The structure supports the cascade of EDC’s risk appetite throughout the organization and provides forums for risks to be appropriately considered, discussed, debated and factored into business decisions at all levels and across all functions. For a more comprehensive discussion on our risk management, please refer to pages 62-71 of our 2017 Annual Report. Refer to Note 9 of the accompanying financial statements for details on financial instrument risks.

6        EXPORT DEVELOPMENT CANADA

MANAGEMENT’S DISCUSSION AND ANALYSIS

FIRST QUARTER HIGHLIGHTS

Net income was $321 million, a decrease of $125 million when compared to the previous quarter primarily due to changes in provisioning requirements.

We recorded a provision release of $32 million in the first quarter of 2018 compared to a provision release of $181 million in the previous quarter. The $32 million provision release is mainly due to improved credit quality in our loan guarantee portfolio. In the fourth quarter of 2017, we recorded a provision release of $181 million largely due to the impact of updates to the models used to generate the loss given default assumptions used in the allowance calculation and the impact of updating the disbursement assumption on our loan commitments.

	Three months ended
(in millions of Canadian dollars)	Mar 2018	Dec 2017
Income before provisions, claims-related expenses and unrealized (gains) losses	257	243
Reversal of provision for credit losses(1)	(32)	(181)
Claims-related expenses	23	8
Unrealized (gains) losses on financial instruments(2)	(55)	(30)

Net income	$321	$446

(1)	The current period has been prepared in accordance with IFRS 9. Prior period amounts have not been restated and are reported in accordance with IAS 39.
(2)	Included in Other (Income) Expenses on the Condensed Consolidated Statement of Comprehensive Income.

Other items of note in the first quarter:

In the first quarter of 2018, we paid a dividend of $969 million to the Government of Canada (2017 – $786 million).

FINANCIAL RESULTS – YEAR TO DATE

Prior Year Comparison

Net income for the first three months of 2018 was $229 million higher than net income reported for the same period in 2017. We experienced variances in other (income) expenses as well as a reduction in the provision for credit losses.

Other income for the first three months of 2018 was $140 million higher when compared to the same period in 2017. The variance is largely due to the volatility associated with our financial instruments carried at fair value through profit or loss.

We recorded a provision release of $32 million for the first quarter of 2018 compared to a provision charge of $83 million in the prior year period. In 2017, the provision charge was mainly due to downward credit migration in the loan portfolio whereas in 2018, improved credit quality in our loan guarantee portfolio resulted in a provision release.

QUARTERLY FINANCIAL REPORT         7

MANAGEMENT’S DISCUSSION AND ANALYSIS

Corporate Plan Comparison

Financial Performance

	Three months ended		Year ended
	Mar 2018	Mar 2018	Dec 2018
(in millions of Canadian dollars)	Actual Results	Corporate Plan	Corporate Plan
Net financing and investment income	305	325	1,295
Net insurance premiums and guarantee fees*	63	58	252
Other (income) expenses	(60)	—	(2)
Administrative expenses	116	121	527
Provision for (reversal of) credit losses	(32)	2	11
Claims-related expenses	23	23	91

Net income	321	237	920
Other comprehensive income (loss)	(19)	22	89

Comprehensive income	$302	$259	$1,009

*	Includes loan guarantee fees.

Net income for the first three months of 2018 was $84 million higher than the Corporate Plan primarily due to an increase in other (income) expenses and a reduction in the provision for credit losses.

Other income was $60 million higher than the Corporate Plan for the first three months of 2018. The variance is largely due to the volatility associated with our financial instruments carried at fair value. Due to the volatility and difficulty in estimating fair value gains or losses on financial instruments, a forecast for these items is not included in the Corporate Plan.

We recorded a provision release of $32 million for the first quarter of 2018 compared to a provision charge of $2 million in the Corporate Plan. The $32 million provision release is mainly due to improved credit quality in our loan guarantee portfolio which was not contemplated in the Corporate Plan.

We recorded an other comprehensive loss of $19 million for the first three months of 2018 mainly due to negative returns on plan assets as we re-measured our retirement benefit assets and liabilities. The Corporate Plan had projected that the discount rate used to value our pension obligation would increase resulting in other comprehensive income; however, the discount rate remained constant in 2018.

8        EXPORT DEVELOPMENT CANADA

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Position

As at	Mar 2018	Mar 2018	Dec 2018
(in millions of Canadian dollars)	Actual Results	Corporate Plan	Corporate Plan
Cash and marketable securities	13,301	11,361	10,664
Derivative instruments	382	280	280
Loans receivable	53,137	53,990	54,687
Allowance for losses on loans receivable	(1,040)	(1,297)	(1,201)
Investments at fair value through profit or loss	1,209	1,142	1,236
Other assets	1,231	758	823

Total Assets	$68,220	$66,234	$66,489

Loans payable	55,470	53,226	52,794
Derivative instruments	1,718	2,107	2,107
Allowance for losses on loan commitments	30	25	25
Premium and claims liabilities	670	663	579
Other liabilities	559	623	644
Equity	9,773	9,590	10,340

Total Liabilities and Equity	$68,220	$66,234	$66,489

Cash and marketable securities totalled $13.3 billion at March 31, 2018, $1.9 billion higher than Corporate Plan. Our liquidity policy requires us to hold a liquidity portfolio to meet anticipated cash requirements. In 2018, as a result of changes to the policy, the period required to be covered by the liquidity portfolio has increased from a minimum of two weeks to a minimum of one month. While the numbers in the Corporate Plan reflected the change in policy, our balance is higher than Corporate Plan mainly due to increased cash requirements for anticipated loan disbursements and debt maturities.

Loans payable totalled $55.5 billion at March 31, 2018, $2.3 billion higher than Corporate Plan mainly due to the funding required for the increase in our marketable securities portfolio as well as foreign exchange translation.

QUARTERLY FINANCIAL REPORT         9

MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-IFRS PERFORMANCE MEASURES

Claims Ratio – Credit Insurance Product Group

The claims ratio expresses net claims incurred as a percentage of net written premium. Net claims incurred include claims paid net of recoveries, estimated recoveries and changes in actuarial liabilities. This ratio only includes credit insurance activities.

Reinsurance ceded reflects various partnerships we have with reinsurers in offering and managing insurance capacity.

Net claims incurred include claims paid net of recoveries and estimated recoveries of $6 million (2017 – $18 million) and an increase in actuarial liabilities of $3 million (2017 – decrease of $1 million).

	Three months ended
(in millions of Canadian dollars)	Mar 2018	Mar 2017
Premiums earned	26	25
Reinsurance ceded	(2)	(1)

Net written premium	$24	$24

Net claims incurred	$9	$17

Claims ratio	38%	71%

10        EXPORT DEVELOPMENT CANADA

MANAGEMENT’S DISCUSSION AND ANALYSIS

STATEMENT OF MANAGEMENT RESPONSIBILITY

Management is responsible for the preparation and fair presentation of these condensed consolidated quarterly financial statements in accordance with the Treasury Board of Canada Standard on Quarterly Financial Reports for Crown Corporations and for such internal controls as management determines is necessary to enable the preparation of condensed consolidated quarterly financial statements that are free from material misstatement. Management is also responsible for ensuring all other information in this quarterly financial report is consistent, where appropriate, with the condensed consolidated quarterly financial statements.

These condensed consolidated quarterly financial statements have not been audited or reviewed by an external auditor.

Based on our knowledge, these unaudited condensed consolidated quarterly financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the corporation, as at March 31, 2018 and for the periods presented in the condensed consolidated quarterly financial statements.

Benoit Daignault,	Ken Kember,
President and CEO	Senior Vice-President & Chief Financial Officer

Ottawa, Canada
May 4, 2018

QUARTERLY FINANCIAL REPORT         11

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Export Development Canada

Condensed Consolidated Financial Statements

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at

(in millions of Canadian dollars)

	Notes	Mar 2018	Dec 2017	Mar 2017
Assets
Cash		296	157	141
Marketable securities		13,005	8,057	6,937
Derivative instruments	4	382	315	256
Assets held-for-sale		35	34	47
Loans receivable	2	53,137	51,127	53,994
Allowance for losses on loans receivable	2	(1,040)	(1,363)	(1,604)
Investments at fair value through profit or loss		1,209	1,124	1,048
Recoverable insurance claims	3	70	65	56
Reinsurers’ share of premium and claims liabilities	5	130	103	103
Other assets		648	138	791
Retirement benefit assets		57	69	72
Property, plant and equipment		53	54	53
Intangible assets		106	106	96
Building under finance lease		132	134	139

Total Assets		$68,220	$60,120	$62,129

Liabilities and Equity
Accounts payable and other credits		119	123	86
Loans payable		55,470	47,114	49,226
Derivative instruments	4	1,718	1,690	2,438
Obligation under finance lease		153	154	157
Retirement benefit obligations		191	185	245
Allowance for losses on loan commitments	2	30	14	82
Premium and claims liabilities	5	670	608	633
Loan guarantees	2	96	192	171

Total Liabilities		58,447	50,080	53,038

Financing commitments (Note 2) and contingent liabilities (Note 6)
Equity
Share capital	7	1,333	1,333	1,333
Retained earnings		8,440	8,707	7,758

Total Equity		9,773	10,040	9,091

Total Liabilities and Equity		$68,220	$60,120	$62,129

The accompanying notes are an integral part of these consolidated financial statements.

These financial statements were approved for issuance by the Board of Directors on May 4, 2018.

Herbert M. Clarke	Benoit Daignault
Director	Director

12        EXPORT DEVELOPMENT CANADA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)

		For the three months ended
	Notes	Mar 2018	Dec 2017	Mar 2017
Financing and Investment Revenue:
Loan	10	498	486	475
Marketable securities		42	28	20
Investments		2	2	2

Total financing and investment revenue		542	516	497
Interest expense	11	229	200	152
Financing related expenses		8	10	11

Net Financing and Investment Income		305	306	334
Loan Guarantee Fees		12	11	10

Insurance premiums and guarantee fees		60	62	61
Reinsurance ceded		(9)	(11)	(11)

Net Insurance Premiums and Guarantee Fees	12	51	51	50
Other (Income) Expenses	14	(60)	(20)	80
Administrative Expenses	15	116	115	104

Income before Provision and Claims-Related Expenses		312	273	210
Provision for (Reversal of) Credit Losses	2	(32)	(181)	83
Claims-Related Expenses	13	23	8	35

Net Income		321	446	92
Other comprehensive income (loss):
Retirement benefit plans re-measurement		(19)	34	22

Comprehensive Income		$302	$480	$114

The accompanying notes are an integral part of these consolidated financial statements.

QUARTERLY FINANCIAL REPORT         13

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of Canadian dollars)

		For the three months ended
	Notes	Mar 2018	Dec 2017	Mar 2017
Share Capital	7	1,333	1,333	1,333

Retained Earnings
Balance beginning of period		8,707	8,227	8,430
IFRS 9 impairment transition adjustment	1	400	—	—

Revised balance at beginning of period		9,107	8,227	8,430
Net income		321	446	92
Other comprehensive income (loss)
Retirement benefit plans re-measurement		(19)	34	22
Dividend paid	7	(969)	—	(786)

Balance end of period		8,440	8,707	7,758

Total Equity at End of Period		$9,773	$10,040	$9,091

The accompanying notes are an integral part of these consolidated financial statements.

14        EXPORT DEVELOPMENT CANADA

            CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of Canadian dollars)

	For the three months ended
	Mar 2018	Dec 2017	Mar 2017
Cash Flows from (used in) Operating Activities
Net income	321	446	92
Adjustments to determine net cash flows from (used in) operating activities
Provision for (reversal of) credit losses	(32)	(181)	83
Actuarial change in the net allowance for claims on insurance	14	(56)	12
Depreciation and amortization	10	10	7
Realized (gains) and losses	(10)	9	(7)
Changes in operating assets and liabilities
Change in accrued interest and fees on loans receivable	(47)	1	—
Change in accrued interest and fair value of marketable securities	61	29	6
Change in accrued interest and fair value of loans payable	(49)	(121)	57
Change in derivative instruments	(169)	134	(189)
Other	(67)	(49)	(43)
Loan disbursements	(7,795)	(9,024)	(5,086)
Loan repayments and principal recoveries from loan asset sales	7,266	9,948	6,003

Net cash from (used in) operating activities	(497)	1,146	935

Cash Flows from (used in) Investing Activities
Disbursements for investments	(84)	(67)	(71)
Receipts from investments	49	44	22
Purchases of marketable securities	(4,745)	(2,287)	(589)
Sales/maturities of marketable securities	1,458	886	649
Purchases of property, plant and equipment	(1)	(13)	—
Purchases of intangible assets	(6)	(33)	—

Net cash from (used in) investing activities	(3,329)	(1,470)	11

Cash Flows from (used in) Financing Activities
Issue of long-term loans payable	5,960	3,467	4,226
Repayment of long-term loans payable	(3,020)	(2,547)	(2,686)
Issue of short-term loans payable	11,126	6,833	6,010
Repayment of short-term loans payable	(7,614)	(7,885)	(7,900)
Disbursements from sale/maturity of derivative instruments	(90)	4	—
Receipts from sale/maturity of derivative instruments	—	(4)	—
Dividend paid	(969)	—	(786)

Net cash from (used in) financing activities	5,393	(132)	(1,136)

Effect of exchange rate changes on cash and cash equivalents	46	26	—
Net increase (decrease) in cash and cash equivalents	1,613	(430)	(190)
Cash and cash equivalents
Beginning of period	1,627	2,057	1,891

End of period	$3,240	$1,627	$1,701

Cash and cash equivalents are comprised of:
Cash	296	157	141
Cash equivalents included within marketable securities	2,944	1,470	1,560

	$3,240	$1,627	$1,701

Operating Cash Flows from Interest
Cash paid for interest	$192	$165	$127
Cash received for interest	$436	$480	$432

The accompanying notes are an integral part of these consolidated financial statements.

QUARTERLY FINANCIAL REPORT         15

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Notes to the Condensed Consolidated Financial Statements

1. Significant Accounting Policies

Basis of Presentation

Our condensed consolidated financial statements comply with the Standard on Quarterly Financial Reports for Crown Corporations issued by the Treasury Board of Canada.

Except as indicated below, these condensed interim consolidated financial statements follow the same accounting policies and methods of computation as our audited consolidated financial statements for the year ended December 31, 2017. They should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2017 and the accompanying notes as set out on pages 88-141 of our 2017 Annual Report.

Basis of Consolidation

Our consolidated financial statements include the assets, liabilities, results of operations and cash flows of our wholly owned subsidiaries and those structured entities consolidated under IFRS 10 – Consolidated Financial Statements. Intercompany transactions and balances have been eliminated.

Application of New and Revised International Financial Reporting Standards

(a)	New standards, amendments and interpretations adopted in the quarter

The following standards issued by the IASB were adopted during the quarter:

IFRS 9 – Financial Instruments – In July 2014, the IASB issued the final version of IFRS 9—Financial Instruments (IFRS 9), which is applicable for reporting periods beginning on or after January 1, 2018 and replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement (IAS 39). As we early adopted the classification and measurement requirements of IFRS 9 upon transition to IFRS in 2011 and do not apply hedge accounting to our derivatives, we only implemented the impairment requirements on January 1, 2018.

IFRS 9 does not require restatement of comparative period financial statements except in limited circumstances relating to the hedge accounting provisions of the standard. We chose not to restate comparative figures on transition and recognized the measurement difference of $400 million through an adjustment to opening retained earnings.

The impairment requirements under IFRS 9 are calculated using an expected credit loss (ECL) model as opposed to the incurred loss model under IAS 39 and impacts the allowance on our loans receivable, loan commitments and loan guarantees. Our updated accounting policy is as follows:

Allowance for Losses on Loans Receivable, Loan Commitments and Loan Guarantees

The allowance for losses on loans receivable, loan commitments and loan guarantees represents management’s best estimate of probable credit losses and is based on the expected credit loss model. Financial assets subject to an impairment assessment include loans held at amortized cost. The allowance for credit losses related to loans receivable are presented in the allowance for losses on loans receivable in the condensed consolidated statement of financial position.

Off-balance sheet items subject to an impairment assessment include loan commitments and loan guarantees. The allowance for credit losses related to loan commitments are presented in allowance for losses on loan commitments and allowances for credit losses related to loan guarantees are included in the liability for loan guarantees in the condensed consolidated statement of financial position.

16        EXPORT DEVELOPMENT CANADA

            CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Changes in the allowance for credit losses on loans receivable, loan commitments and loan guarantees as a result of originations, repayments and maturities, changes in risk parameters, remeasurements and modifications are recorded in the provision for (reversal of) credit losses in our condensed consolidated statement of comprehensive income.

Expected Credit Loss Impairment Model

The expected credit loss model applies a three-stage approach to measure our allowance for credit losses. At initial recognition financial instruments are placed in Stage 1. Expected credit losses are measured based on the stage assignment of the financial instrument:

•

Stage 1 - Where there has not been a significant increase in credit risk since origination, the allowance recorded is based on the expected credit losses resulting from defaults over the next 12-months;

•

Stage 2 - Where there has been a significant increase in credit risk since origination, the allowance recorded is based on the expected credit losses over the remaining lifetime of the financial instrument; and

•

Stage 3 - Where a financial instrument is considered impaired, the allowance recorded is based on the expected credit losses over the remaining lifetime of the instrument and interest revenue is calculated based on the carrying amount of the instrument, net of the loss allowance, rather than on its gross carrying amount.

Impairment and Write-off of Financial Instruments

Under EDC’s definition of default on loans receivable and loan commitments, financial instruments are considered to be in default and placed in Stage 3 when they meet one or both of the following criteria which represent objective evidence of impairment:

•	there has been a deterioration in credit quality to the extent that EDC considers that the obligor is unlikely to pay its credit obligations to EDC in full; or

•	the obligor is past due more than 90 days on any material credit obligation to EDC.

Loan guarantees with impaired obligors are identified using the same criteria on the underlying loan as used to assess the impairment of direct loans carried at amortized cost. When the underlying loan is individually assessed to be impaired, it is probable that a call on the guarantee will be made representing an outflow of economic benefits that would be required to settle our obligation under the guarantee. Should there be a cash outflow related to a call on an impaired guarantee, in most cases we would not consider the associated newly originated loan to be a purchase or origination of a credit impaired asset.

Loans and the related allowance for credit losses are written off, either partially or in full, when all collection methods, including the realization of collateral, have been exhausted and no further prospect of recovery is likely.

Measurement of Expected Credit Losses

The ECL calculation along with the stage assignment considers reasonable and supportable information about past events, current conditions and forecasts of future economic events. The estimation and application of forward-looking information, using both internal and external sources of information, requires significant judgement.

The ECL model is a function of the probability of default (PD), loss given default (LGD), and exposure at default (EAD) of a specific obligor or group of obligors with like characteristics such as industry and country classification as well as credit risk rating, discounted to the reporting date using the effective interest rate, or an approximation thereof. In determining the expected life of a financial instrument, the contractual terms as well as significant judgements on historical behaviour patterns are considered. In order to satisfy the requirements of IFRS 9, we leverage the risk inputs from our existing regulatory capital models and make adjustments, where appropriate.

QUARTERLY FINANCIAL REPORT         17

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Significant Increase in Credit Risk

At each reporting date, an assessment of whether a significant increase in credit risk has taken place since the initial recognition of the financial instrument is performed. The assessment does not use the low credit risk exemption stated in the standard, requires significant judgement and considers the following factors:

•	a threshold based on a relative change in the probability of default for the remaining expected life of the instrument relative to the corresponding probability of default at origination;

•	qualitative information available as at the reporting date; and

•	days past due.

Any exposure that is 30 days past due is placed in Stage 2. Any exposure that is 90 days past due is considered impaired and placed in Stage 3.

Assets can move in both directions through the stages of the impairment model. If, in a subsequent period, the credit quality improves for an instrument in Stage 2 such that the increase in credit risk since initial recognition is no longer considered significant, the instrument will move to Stage 1 and the loss allowance shall revert to being recognized based on the 12-month expected credit losses.

Modifications

In situations where a borrower experiences financial difficulty, we may grant certain concessionary modifications to the terms and conditions of a loan. An assessment is done to determine if the loan should be derecognized. If the modification does not result in derecognition, the date of origination continues to be used to assess significant increase in credit risk. If the modification results in derecognition, a new loan is recognized based on the new contractual terms and the date of modification is used to assess significant increase in credit risk.

Forward-Looking Information

Expected credit losses are calculated using forward looking information determined from reasonable and supportable forecasts of future economic conditions as at the reporting date. The ECL model does not consider every possible scenario but reflects a representative sample of three possible outcomes. The scenarios used are not biased towards extremes, reflect consistency among variables and are probability-weighted.

In addition to a baseline macroeconomic outlook, EDC also produces two alternative outlooks. These alternative forecasts leverage our country risk and sector analysts in our economics group to identify and vet key upside and downside scenario possibilities, considering their impacts and probability of occurrence. The scenarios are reviewed quarterly for ongoing relevance.

The macroeconomic variables considered in the determination of the scenarios have been established to be key drivers of a global macroeconomic outlook and influential to EDC’s loan portfolio and include, but are not limited to, gross domestic product, commodity prices, equity indices, bond yields and unemployment rates. The macroeconomic variables are applied in the ECL model based on the industry, country and the credit risk rating that is applicable to each obligor. We also assess the extent to which these variables may not reflect recent economic events that may result in credit deterioration. In these cases we will estimate the potential impact on our allowances and apply market overlays to specific industries or other exposure categories that we deem appropriate.

18        EXPORT DEVELOPMENT CANADA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Transition Impact

The following table reconciles the closing impairment allowance under IAS 39 to the opening impairment allowance for credit losses under IFRS 9 as at January 1, 2018:

	Impairment allowance under IAS 39 as at December 31, 2017				Impairment allowance under IFRS 9 as at January 1, 2018
(in millions of Canadian dollars)	Collective Individual		Total	Transition Adjustment	Stage 1	Stage 2	Stage 3	Total
Loans receivable	835	528	1,363	(339)	113	388	523	1,024
Loan commitments	14	—	14	(5)	4	5	—	9
Loan guarantees	82	53	135	(56)	16	9	54	79

Total	$931	$581	$1,512	$(400)	$133	$402	$577	$1,112

IFRS 7 – Financial Instruments: Disclosures – In July 2014, the IASB issued amendments to the standard requiring entities to provide additional qualitative and quantitative disclosure when an entity applies IFRS 9. As EDC implemented IFRS 7 amendments related to classification and measurement in 2011, only amendments related to impairment disclosures are required. We implemented the disclosure amendments on January 1, 2018 in conjunction with the implementation of IFRS 9, as noted above.

IFRS 15 – Revenue from Contracts with Customers – In May 2014, the IASB issued the new standard which establishes a comprehensive framework for the recognition, measurement and disclosure of revenue and cash flows arising from an entity’s contracts with customers except for revenue arising from items such as financial instruments, insurance contracts and leases. Loan guarantee fees were assessed to be in scope of IFRS 15, however the adoption of the new standard did not have an impact on the consolidated financial statements.

IFRIC 22 – Foreign Currency Transactions and Advance Consideration – In December 2016, the IASB issued this interpretation to provide guidance on how to determine the “date of the transaction” for purposes of identifying the exchange rate to use in transactions within the scope of IAS 21 The Effects of Changes in Foreign Exchange Rates involving the payment or receipt of consideration in advance. This interpretation, which resulted in no change to our financial statements, was adopted on January 1, 2018.

(b)	New standards, amendments and interpretations issued but not yet in effect

The following amendments issued by the IASB during the quarter have been assessed as having a possible effect on EDC in the future.

IAS 19 – Employment Benefits – In February 2018, the IASB issued amendments to this standard requiring current service cost and net interest to be determined using the assumptions used for the remeasurement if a plan amendment, curtailment or settlement occurs. Amendments also require the effect of a plan amendment, curtailment or settlement on the requirements regarding the asset ceiling be clarified. The amendments are effective for reporting periods beginning on or after January 1, 2019 and will only impact EDC upon a plan amendment, curtailment or settlement occurring.

Use of Estimates and Key Judgments

The preparation of financial statements requires the use of estimates and key judgments. Judgment is required in the selection of accounting policies, and their application requires the use of estimates and assumptions to arrive at the reported carrying values of our assets and liabilities. Areas where management has made use of significant estimates and exercised judgment include the allowance for losses on loans receivable, loan commitments and loan guarantees, assets held-for-sale, premium and claims liabilities, recoverable insurance claims, retirement benefit plans and financial instruments measured at fair value. Refer to page 90 of our 2017 Annual Report for details.

QUARTERLY FINANCIAL REPORT         19

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2.	Loans and Allowance for Losses

Loans Receivable

	Mar	Dec	Mar
(in millions of Canadian dollars)	2018	2017	2017
Performing:
Past due*	39	99	76
Current year and beyond	52,161	50,185	53,098

Performing gross loans receivable	52,200	50,284	53,174
Individually impaired loans	962	915	928

Gross loans receivable	53,162	51,199	54,102
Accrued interest and fees receivable	273	241	255
Deferred loan revenue and other credits	(298)	(313)	(363)

Total loans receivable	$53,137	$51,127	$53,994

*

Receivables of $39 million were less than 30 days past due. In the first week of April 2018, we received payments of $36 million (December 2017 - $99 million; first week of January 2018 - $93 million and March 2017 - $72 million; first week of April 2017 - $67 million).

The following reflects the movement in gross loans receivable during the period:

(in millions of Canadian dollars)	2018	2017
Balance at January 1	51,199	55,375
Disbursements	7,795	5,086
Principal repayments	(7,266)	(5,890)
Principal recoveries from loan asset sales	—	(113)
Loans written off	—	(19)
Transferred to held-for-sale	—	(5)
Capitalized interest	1	1
Foreign exchange translation	1,433	(333)

Balance at March 31	$53,162	$54,102

Individually Impaired Loans Receivable

(in millions of Canadian dollars)	Mar 2018	Dec 2017	Mar 2017
Gross loans receivable
Sovereign	9	9	8
Commercial	953	906	920

	962	915	928
Less: Deferred loan revenue and other credits	15	17	17
Individual allowance	558	528	521

Carrying amount of individually impaired loans	$389	$370	$390

20        EXPORT DEVELOPMENT CANADA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following reflects the movement in individually impaired gross loans receivable during the period:

(in millions of Canadian dollars)	2018	2017
Balance at January 1	915	1,037
Loans classified as impaired	22	21
Disbursements on loan guarantees called	17	—
Loans reinstated to performing*	(7)	(92)
Principal repayments	(5)	(10)
Loans written off	—	(14)
Transfer to assets held-for-sale	—	(5)
Foreign exchange translation	20	(9)

Balance at March 31	$962	$928

*	Includes loans made performing following the restructuring of credit agreements.

Financing Commitments

The following table shows our outstanding financing commitments by type:

(in millions of Canadian dollars)	Mar 2018	Dec 2017	Mar 2017
Signed loan commitments	20,593	20,784	18,693
Letters of offer	4,125	3,756	3,179
Unallocated confirmed lines of credit	130	112	154

Total financing commitments	$24,848	$24,652	$22,026

Allowance for Losses

The following table shows the gross and net carrying amount of our loans receivable, loan commitments and loan guarantees:

			Mar 2018			Dec 2017(1)			Mar 2017(1)
(in millions of Canadian dollars)	Gross carrying amount	Allowance for losses (2)	Net carrying amount	Gross carrying amount	Allowance for losses	Net carrying amount	Gross carrying amount	Allowance for losses	Net carrying amount
Loans receivable	53,162	1,040	52,122	51,199	1,363	49,836	54,102	1,604	52,498
Loan commitments	20,593	30	20,563	20,784	14	20,770	18,693	82	18,611
Loan guarantees	2,635	40	2,595	2,616	135	2,481	2,532	108	2,424

Total	$76,390	$1,110	$75,280	$74,599	$1,512	$73,087	$75,327	$1,794	$73,533

(1)	Prior period amounts have not been restated and are reported in accordance with IAS 39.
(2)	Includes allowance on other receivables of $2 million (December 2017—$4 million, March 2017—$5 million).

The following tables reconcile the opening and closing allowance for losses on loans receivable, loan commitments and loan guarantees for the quarter ended March 2018. Reconciling items include the allowance impact due to the following:

•	The impact of transfers between stages before any corresponding re-measurement of allowance;

•	Re-measurement as a result of transfers between stages;

QUARTERLY FINANCIAL REPORT         21

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

•

New originations during the period, which include newly disbursed loans, newly signed loan commitments, and newly signed loan guarantees and also include loan assets that were originated due to recognition following a modification;

•

Net disbursements or repayments and maturities, which include loan disbursements and repayments on existing loans receivable, loan commitments and loan guarantees and include loan assets that were derecognized due to a modification;

•	Changes in risk parameters including credit risk rating changes, changes in model inputs, collateral values and assumptions that did not result in a transfer between stages;

•	Write-off of assets deemed uncollectible; and

•	Effect of changes in foreign exchange rates.

22        EXPORT DEVELOPMENT CANADA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

During the quarter, changes to the allowance for losses on loans receivable, loan commitments and loan guarantees were as follows:

(in millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	2018 Total
Loans receivable
Balance at January 1	113	388	523	1,024
Provision for (reversal of) credit losses
Transfer to stage 1	24	(20)	(4)	—
Transfer to stage 2	(3)	3	—	—
Transfer to stage 3	—	(1)	1	—
Re-measurements	(10)	3	(2)	(9)
New originations	17	2	11	30
Net repayments and maturities	(13)	(11)	(2)	(26)
Changes in risk parameters	(12)	(14)	19	(7)

Total provision for (reversal of) credit losses	3	(38)	23	(12)
Foreign exchange translation	3	13	12	28

Balance at March 31	119	363	558	1,040

Loan commitments
Balance at January 1	4	5	—	9
Provision for credit losses
Transfer to stage 2	(1)	1	—	—
Re-measurements	—	8	3	11
Changes in risk parameters	1	11	(2)	10

Total provision for credit losses	—	20	1	21

Balance at March 31	4	25	1	30

Loan guarantees
Balance at January 1	16	9	54	79
Reversal of provision for credit losses
Transfer to stage 1	2	(2)	—	—
Re-measurements	(1)	—	4	3
New originations	4	—	—	4
Net repayments and maturities	—	(1)	(34)	(35)
Changes in risk parameters	(12)	(1)	—	(13)

Total reversal of provision for credit losses	(7)	(4)	(30)	(41)
Foreign exchange	—	1	1	2

Balance at March 31	9	6	25	40

Total allowance for losses on loans receivable, loan commitments and loan guarantees	$132	$394	$584	$1,110

QUARTERLY FINANCIAL REPORT         23

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following tables reflect the movement in the allowance for losses on loans receivable, loan commitments and loan guarantees during the period:

					2017(3)
(in millions of Canadian dollars)	Balance at January 1	Provision for credit losses	Write- offs	Foreign exchange translation	Balance at March 31
Loans receivable(1)	1,552	76	(14)	(10)	1,604
Loan commitments	78	4	—	—	82
Loan guarantees(2)	105	3	—	—	108

Total	$1,735	$83	$(14)	$(10)	$1,794

(1)	Includes allowance on other receivables of $5 million.
(2)	Included in the liability for loan guarantees.
(3)	Prior period amounts have not been restated and are reported in accordance with IAS 39.

The following table shows the breakdown of our provision for (reversal of) credit losses for the prior quarters:

	Three months ended
(in millions of Canadian dollars)	Dec 2017(1)	Mar 2017(1)
Updated probability of default and loss given default models(2)	(123)	—
Changes in portfolio composition(3)	(55)	5
Update to allowance assumption(2)	(46)	—
Increased concentration threshold	(6)	(6)
Credit migration	111	84

Provision for (reversal of) credit losses	$(119)	$83

(1)	Prior period amounts have not been restated and are reported in accordance with IAS 39.
(2)	Refer to Note 6 in the 2017 Annual Report.
(3)

Represents provision requirement (release) as a result of repayments, performing loan sales, disbursements and new financing commitments. Also includes the impact of changes in collateral values for our secured loans as these impacts should be considered in conjunction with the impact of the repayments on these loans.

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CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Exposure by Credit Grade

					Mar 2018		Dec 2017		Mar 2017
	Non-credit-		Credit-
	impaired		impaired		% of		% of		% of
(in millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	$	total	$	total	$	total
Gross loans receivable
Investment grade*	23,158	2,432	—	25,590	48%	25,642	50%	26,344	49%
Non-investment grade	14,895	11,715	—	26,610	50%	24,642	48%	26,830	49%
Individually impaired	—	—	962	962	2%	915	2%	928	2%

Total gross loans receivable	$38,053	$14,147	$962	$53,162	100%	$51,199	100%	$54,102	100%

Loan commitments
Investment grade*	12,059	1,276	—	13,335	65%	13,892	67%	10,891	58%
Non-investment grade	4,609	2,638	—	7,247	35%	6,892	33%	7,791	42%
Individually impaired	—	—	11	11	—%	—	—%	11	—%

Total loan commitments	$16,668	$3,914	$11	$20,593	100%	$20,784	100%	$18,693	100%

Loan guarantees
Investment grade*	304	398	—	702	27%	712	27%	720	29%
Non-investment grade	1,595	299	—	1,894	72%	1,832	70%	1,776	70%
Individually impaired	—	—	39	39	1%	72	3%	36	1%

Total loan guarantees	$1,899	$697	$39	$2,635	100%	$2,616	100%	$2,532	100%

*	Investment grade exposure represents obligors with credit ratings of BBB- and above as determined based on our internal credit risk rating methodology.

3.	Recoverable Insurance Claims

(in millions of Canadian dollars)	2018	2017
Balance at January 1	65	63
Claims paid	17	19
Claims recovered	(5)	(4)
Change in recoverable portion of cumulative claims paid	(8)	(22)
Foreign exchange translation	1	—

Balance at March 31	$70	$56

QUARTERLY FINANCIAL REPORT         25

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4.	Derivative Instruments

We use a variety of derivative instruments to manage costs, returns and levels of financial risk associated with our funding, investment and risk management activities. Refer to page 108 of the 2017 Annual Report for a description of derivative instruments that we currently use and for information on how we manage credit, interest and foreign exchange risks arising from the use of derivatives.

The following table provides the fair values for each category of derivative financial instrument:

(in millions of Canadian dollars)			Mar 2018			Dec 2017			Mar 2017
	Positive	Negative	Total	Positive	Negative	Total	Positive	Negative	Total
Cross currency interest rate swaps	134	1,303	(1,169)	167	1,329	(1,162)	137	2,150	(2,013)
Interest rate swaps	231	358	(127)	95	267	(172)	106	200	(94)
Foreign exchange swaps	16	56	(40)	53	91	(38)	12	88	(76)
Foreign exchange forwards	1	1	—	—	3	(3)	1	—	1

Total derivative instruments	382	1,718	(1,336)	315	1,690	(1,375)	256	2,438	(2,182)
Impact of netting agreements	(333)	(333)	—	(263)	(263)	—	(89)	(89)	—

Total	$49	$1,385	$(1,336)	$52	$1,427	$(1,375)	$167	$2,349	$(2,182)
Applicable collateral			(26)			(24)			(21)

Net amount			$(1,362)			$(1,399)			$(2,203)

5.	Premium and Claims Liabilities

The premium and claims liabilities for our credit insurance (CI), contract insurance and bonding (CIB) and political risk insurance (PRI) product groups were as follows:

				Mar				Dec				Mar
(in millions of Canadian dollars)				2018				2017				2017
	CI*	CIB	PRI	Total	CI*	CIB	PRI	Total	CI*	CIB	PRI	Total
Insurance	280	40	350	670	274	45	289	608	247	29	357	633
Reinsurance	(10)	—	(120)	(130)	(13)	(1)	(89)	(103)	(13)	(2)	(88)	(103)

Net liability	$270	$40	$230	$540	$261	$44	$200	$505	$234	$27	$269	$530

*	Includes financial institutions insurance.

The premium and claims liabilities are comprised of the following components:

(in millions of Canadian dollars)	Mar 2018	Dec 2017	Mar 2017
Deferred insurance premiums	155	146	144
Allowance for claims on insurance	515	462	489

Total premium and claims liabilities	670	608	633

Reinsurers’ share of allowance for claims on insurance	(101)	(71)	(71)
Prepaid reinsurance	(29)	(32)	(32)

Reinsurers’ share of premium and claims liabilities	(130)	(103)	(103)

Net premium and claims liabilities	$540	$505	$530

26        EXPORT DEVELOPMENT CANADA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6.	Contingent Liabilities

As explained on page 113 of the 2017 Annual Report, we are subject to a limit imposed by the Export Development Act on our contingent liability arrangements. The limit is currently $45.0 billion. Our position against this limit is provided below:

(in millions of Canadian dollars)	Mar 2018	Dec 2017	Mar 2017
Insurance in force:
Credit insurance	9,808	9,294	9,282
Financial institutions insurance	3,240	3,392	3,667
Contract insurance and bonding	8,187	8,297	8,126
Political risk insurance	953	915	1,287
Reinsurance ceded*	(250)	(250)	(250)

Insurance in force	21,938	21,648	22,112
Loan guarantees	2,635	2,616	2,532

Total	$24,573	$24,264	$24,644

*	Represents treaty reinsurance agreements covering most bonding obligors and the short-term export credit insurance product group, including most foreign bank exposures.

7.	Equity

EDC’s authorized share capital is $3.0 billion consisting of 30 million shares with a par value of $100 each. The number of shares issued and fully paid is 13.3 million (2017 – 13.3 million). In the first quarter of 2018, a dividend of $969 million was paid to the Government of Canada (2017 – $786 million paid in the first quarter).

QUARTERLY FINANCIAL REPORT         27

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8.	Fair Value of Financial Instruments

Fair value represents our estimation of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For a full description of our controls, policies and valuation techniques surrounding fair value of financial instruments refer to Note 26 on page 124 of the 2017 Annual Report.

As with any estimate, uncertainty is inherent due to the unpredictability of future events. In the case of estimating the fair value of our financial instruments, this uncertainty is magnified due to the large number of assumptions used and the wide range of acceptable valuation techniques. Estimates of fair values are based on market conditions at a certain point in time, and may not be reflective of future market conditions. Therefore, the estimates of the fair value of financial instruments outlined as follows do not necessarily reflect the actual values that may occur should the instruments be exchanged in the market.

		Mar		Dec
(in millions of Canadian dollars)		2018		2017
	Carrying	Fair	Carrying	Fair
	value	value	value	value
Assets
Performing fixed rate loans*	13,440	13,193	12,303	12,461
Performing floating rate loans*	38,270	38,843	37,094	38,046

Total performing loans receivable	51,710	52,036	49,397	50,507
Impaired loans*	389	389	370	370

Loans receivable and accrued interest and fees	52,099	52,425	49,767	50,877
Marketable securities	13,005	13,005	8,057	8,057
Derivative instruments	382	382	315	315
Investments at fair value through profit or loss	1,209	1,209	1,124	1,124
Recoverable insurance claims	70	70	65	65
Other assets	648	647	138	136
Liabilities
Accounts payable and other credits	119	121	123	125
Loans payable	55,470	55,332	47,114	47,021
Derivative instruments	1,718	1,718	1,690	1,690
Loan guarantees	96	57	192	154

*	Balances are net of loan allowance.

Unobservable Inputs – Investments at Fair Value Through Profit or Loss

In the process of assessing the fair value for certain investment instruments, estimates determined in a manner consistent with industry practice are employed in the models which cannot be directly observed in the market. EDC’s unobservable estimates are outlined in the following table:

(in millions of Canadian dollars)
Valuation technique	Unobservable input	Range (average)	Fair value at Mar 2018(1)
Multiples	Multiple (Sales or EBITDA(2))	0.0 – 10.0 (7.2)	85
	Liquidity discount	0% – 55% (55%)	7
	Discount rate	16% –35% (23%)	15

Discounted cash flows	Discount rate	0% – 10% (9%)	1

(1)	The valuation of an investment may use multiple unobservable inputs and therefore its fair value can be included multiple times in the fair value amounts.
(2)	Earnings before interest, taxes, depreciation and amortization.

28        EXPORT DEVELOPMENT CANADA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Fair Value Hierarchy

The following table presents the fair value hierarchy of our financial instruments based on whether the inputs to those techniques are observable or unobservable.

•	Level 1 - fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 - fair values are determined using inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 - fair values are determined using inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

				Mar				Dec
(in millions of Canadian dollars)				2018				2017
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Performing fixed rate loans	—	12,829	364	13,193	—	12,016	445	12,461
Performing floating rate loans	—	38,666	177	38,843	—	37,812	234	38,046

Total performing loans receivable	—	51,495	541	52,036	—	49,828	679	50,507
Impaired loans	—	389	—	389	—	370	—	370

Loans receivable and accrued interest and fees	—	51,884	541	52,425	—	50,198	679	50,877
Marketable securities	6,321	6,684	—	13,005	4,235	3,822	—	8,057
Derivative instruments	—	353	29	382	—	287	28	315
Investments at fair value through profit or loss	1	—	1,208	1,209	3	—	1,121	1,124
Recoverable insurance claims	—	—	70	70	—	—	65	65
Other assets	613	34	—	647	100	36	—	136
Liabilities
Accounts payable and other credits	86	35	—	121	89	36	—	125
Loans payable	—	55,238	94	55,332	—	46,929	92	47,021
Derivative instruments	—	1,718	—	1,718	—	1,690	—	1,690
Loan guarantees	—	57	—	57	—	154	—	154

The following table summarizes the reconciliation of Level 3 fair values between the beginning of the year and the end of the first quarter of 2018 for the financial instruments carried at fair value:

(in millions of Canadian dollars)					Mar 2018
	Recoverable insurance claims	Investments at fair value through profit or loss	Loans payable designated at fair value through profit or loss	Derivative instruments	Total
Balance at beginning of year	65	1,121	(92)	28	1,122
Increase in recoverable insurance claims	4	—	—	—	4
Change in accrued interest	—	—	(1)	1	—
Unrealized gains (losses) included in other (income) expenses	—	19	1	(1)	19
Purchases of assets/issuances of liabilities	-91		—	—	91
Return of capital	—	(41)	—	—	(41)
Foreign exchange translation	1	18	(2)	1	18

Balance at end of period	$70	$1,208	$(94)	$29	$1,213

Total gains (losses) for the first three months of 2018 included in comprehensive income for instruments held at the end of the quarter	$70	$(32)	$(1)	$—	$37

Changes in valuation methods may result in transfers into or out of Levels 1, 2 and 3. In the first three months of 2018, there were no transfers between levels.

QUARTERLY FINANCIAL REPORT         29

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The fair value of Level 3 financial instruments is in whole or in part based on unobservable inputs. In preparing financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence or management judgment. For the quarter ended March 31, 2018, a sensitivity analysis was performed using possible alternative assumptions to recalculate the fair value of our Level 3 financial instruments.

In order to perform our sensitivity analysis on our Level 3 loans payable and derivative assets, we adjusted the yield curve and volatility assumptions used to value them. The results of our analysis on our Level 3 loans payable ranged from an unfavourable change of $0.08 million to a favourable change of $1.1 million. On our Level 3 derivative assets the impact ranged from an unfavourable change of $0.04 million to a favourable change of $0.02 million.

In order to perform our sensitivity analysis for our Level 3 investments, we adjusted the unobservable inputs. The unobservable inputs used to value our Level 3 investments include one or more of the following: multiple of sales, liquidity discount, multiple of EBITDA and discount rate. When multiple unobservable inputs are shocked, no netting is considered, resulting in the highest favourable or unfavourable change. The results of our analysis on our Level 3 investments ranged from an unfavourable change of $52 million to a favourable change of $55 million.

9.    Financial Instrument Risks

The principal risks that we are exposed to as a result of holding financial instruments are credit, market and liquidity risk. For a full description of our objectives, policies and processes for managing financial instrument risk refer to management’s discussion and analysis on pages 66 to 70 and notes related to our derivative instruments and debt instruments on pages 108 to 110 of the 2017 Annual Report.

Credit Risk

Credit risk is the risk of loss incurred if a counterparty fails to meet its financial commitments. We are exposed to credit risk on financial instruments under both our loans program and our treasury activities.

Concentration of Credit Risk

The following table provides a breakdown, by the country in which the risk resides, of the maximum exposure to credit risk of financial instruments. The exposure includes gross loans receivable, loan guarantees, investments at fair value through profit or loss, marketable securities, derivative assets and cash. The concentration of credit risk exposure provided below also includes the impact of unfunded loan participations and loan default insurance, which we use to mitigate credit risk within the loan portfolio.

(in millions of Canadian dollars)	Mar 2018 Exposure			Dec 2017 Exposure			Mar 2017 Exposure
Country	$		%	$		%	$		%
United States		20,290	29		16,955	27		16,086	25
Canada		8,252	12		7,573	12		9,187	14
United Kingdom		5,723	8		5,492	9		4,353	7
India		3,663	5		3,587	6		2,447	4
Australia		3,392	5		3,009	5		3,618	6
Mexico		2,878	4		2,135	3		2,023	3
Chile		2,406	3		2,251	3		1,957	3
Brazil		2,302	3		2,206	3		3,263	5
Saudi Arabia		2,054	3		2,019	3		2,251	3
China		1,690	2		1,681	3		1,953	3
Other		18,039	26		16,560	26		17,878	27

Total		$70,689	100		$63,468	100		$65,016	100

30        EXPORT DEVELOPMENT CANADA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The concentration of credit risk by industry sector for our financial instruments is as follows:

(in millions of Canadian dollars)	Mar 2018 Exposure			Dec 2017 Exposure			Mar 2017 Exposure
Industry	$		%	$		%	$		%
Commercial:
Aerospace		12,107	17		12,123	19		12,961	20
Financial institutions		9,163	13		7,728	12		8,538	13
Oil and gas		8,166	12		7,527	12		8,788	14
Information and communication technologies		7,033	10		6,280	10		5,719	9
Mining		6,608	9		6,601	10		7,402	11
Surface transportation		5,933	8		5,671	9		6,087	9
Infrastructure and environment		5,620	8		5,216	8		5,238	8
Other		4,423	7		4,117	7		3,433	5

Total commercial		59,053	84		55,263	87		58,166	89
Sovereign		11,636	16		8,205	13		6,850	11

Total		$70,689	100		$63,468	100		$65,016	100

10. Loan Revenue

	Three months ended
	Mar	Dec	Mar
(in millions of Canadian dollars)	2018	2017	2017
Loan interest
Floating rate	332	321	310
Fixed rate	115	112	111
Loan fee revenue	47	48	49
Impaired revenue	4	5	5

Total loan revenue	$498	$486	$475

11. Interest Expense

	Three months ended
	Mar	Dec	Mar
(in millions of Canadian dollars)	2018	2017	2017
Loans payable and related derivatives
Short-term payables	45	44	28
Long-term payables – floating	147	111	93
Long-term payables – fixed*	37	43	31
Other	—	2	—

Total interest expense	$229	$200	$152

*	Includes interest expense for debt classified at amortized cost of $32 million (December 2017 – $28 million and March 2017 – $27 million).

QUARTERLY FINANCIAL REPORT         31

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12. Net Insurance Premiums and Guarantee Fees

The following tables present our net insurance premiums and guarantee fee revenue for our credit insurance (CI), financial institutions insurance (FII), contract insurance and bonding (CIB) and political risk insurance (PRI) product groups:

	Three months ended
(in millions of					Mar					Dec					Mar
Canadian dollars)					2018					2017					2017
	CI	FII	CIB	PRI	Total	CI	FII	CIB	PRI	Total	CI	FII	CIB	PRI	Total
Premiums earned	28	4	22	6	60	30	4	22	6	62	27	5	22	7	61
Reinsurance ceded	(2)	—	(3)	(4)	(9)	(3)	—	(5)	(3)	(11)	(2)	—	(5)	(4)	(11)

Net insurance premiums and guarantee fees	$26	$4	$19	$2	$51	$27	$4	$17	$3	$51	$25	$5	$17	$3	$50

13. Claims-Related Expenses

	Three months ended
	Mar	Dec	Mar
(in millions of Canadian dollars)	2018	2017	2017
Claims paid	17	97	19
Claims recovered	(5)	(9)	(4)
Claims recovered from reinsurers	—	(1)	—
Actuarial increase (decrease) in the net allowance for claims on insurance	14	(56)	12
(Increase) decrease in recoverable insurance claims	(4)	(23)	7
Claims handling expenses	1	—	1

Total claims-related expenses	$23	$8	$35

14. Other (Income) Expenses

	Three months ended
	Mar	Dec	Mar
(in millions of Canadian dollars)	2018	2017	2017
Net realized and unrealized (gain) loss on loans payable designated at fair value through profit or loss	(104)	(73)	41
Net realized and unrealized loss on derivatives	15	24	19
Net realized and unrealized (gain) loss on marketable securities at fair value through profit or loss	55	35	(7)
Net realized and unrealized (gain) loss on investments at fair value through profit or loss	(32)	(18)	1
Loss on sale of aircraft	—	11	—
Foreign exchange translation loss	6	2	7
Other	—	(1)	19

Total other (income) expenses	$(60)	$(20)	$80

Other (income) expense for the three months ended March 31, 2018 totalled $60 million, an increase of $40 million when compared to the previous quarter.

32        EXPORT DEVELOPMENT CANADA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

We use a variety of derivatives to manage our interest rate and foreign exchange risks. Our derivatives are held for asset-liability management, of which a portion are directly associated with our loans payable, which are designated at fair value to obtain the same accounting treatment as the derivative. Fair value fluctuations in our debt and marketable securities portfolios generally move opposite to the fair value movements of their related derivatives. We also hold derivatives related to our Canadian dollar capital and our loans receivable, which do not have corresponding fair value treatment.

For the three months ended March 31, 2018, we recorded net realized and unrealized gains of $34 million for our derivatives, loans payable and marketable securities compared to gains of $14 million in the previous quarter. The net realized and unrealized gains were higher mainly due to increases to the rates used to value our loans payable, partially offset by the increases in rates used to value our marketable securities and fluctuations from foreign exchange rates used to value our long-term currency swaps. Note that in accordance with International Financial Reporting Standards (IFRS), our loans payable are valued on the basis of our credit rating (AAA), while derivatives are valued based on the credit risk of the related exposure.

For the three months ended March 31, 2018, our investments portfolio experienced net realized gains of $13 million and net unrealized gains of $19 million mainly as a result of positive performance in our fund portfolio.

15. Administrative Expenses

	Three months ended
	Mar	Dec	Mar
(in millions of Canadian dollars)	2018	2017	2017
Salaries and benefits	59	50	56
Pension, other retirement and post-employment benefits	12	13	13
Professional services	10	11	6
Amortization and depreciation	8	8	6
Occupancy	6	6	7
Marketing and communications	3	9	3
Other	18	18	13

Total administrative expenses	$116	$115	$104

Retirement benefit obligations included in pension, other retirement and post-employment benefits above are as follows:

	Three months ended
	Mar	Dec	Mar
(in millions of Canadian dollars)	2018	2017	2017
Pension benefit expense	9	9	9
Other post-employment benefit and severance expense	3	4	4

Total	$12	$13	$13

16. Related Party Transactions

The Government of Canada is the sole shareholder of Export Development Canada. We enter into transactions with other government departments, agencies and Crown corporations and our Pension Plan in the normal course of business, under terms and conditions similar to those that apply to unrelated parties.

QUARTERLY FINANCIAL REPORT         33

Mandate

Support and develop, directly or indirectly, Canada's export trade and Canadian capacity to engage in that trade, as well as respond to international business opportunities.

EDC is the owner of trademarks and official marks. Any use of an EDC trademark or official mark without written permission is strictly prohibited. All other trademarks appearing in this document are the property of their respective owners. The information presented is subject to change without notice. EDC assumes no responsibility for inaccuracies contained herein.

Copyright © 2017 Export Development Canada. All rights reserved.

Canada

EDC

EXHIBIT B

[Letterhead of Milbank, Tweed, Hadley & McCloy LLP]

[        ], 2018

Export Development Canada

150 Slater Street

Ottawa, Ontario

Canada K1A 1K3

Re: Export Development Canada – Registration Statement under Schedule B

Ladies and Gentlemen:

We have acted as special United States counsel to Export Development Bank (“EDC”) in connection with the filing of its registration statement with the Securities and Exchange Commission under Schedule B of the Securities Act of 1933, as amended and the Prospectus included therein (the “Registration Statement”).

In rendering the opinion expressed below, we have reviewed the Registration Statement and have examined such records, representations, documents, certificates or other instruments as we have deemed necessary or appropriate to enable us to render the opinion expressed below. In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity with the original documents of all documents submitted to us as certified, conformed or photostatic copies, and the authenticity of the originals of such latter documents. We have relied upon representations and certifications as to factual matters by officers and representatives of EDC and other appropriate persons and statements contained in the Registration Statement. In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended, the legislative history thereof, Treasury regulations promulgated thereunder, and judicial and administrative pronouncements, in each case as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. Such change could affect any of the conclusions set forth herein. Moreover, our opinions are not binding on the Internal Revenue Service or a court and there can be no assurance that any opinion expressed herein will be accepted by the Internal Revenue Service or, if challenged, by a court.

Based upon the foregoing, although the discussion in the Registration Statement under the heading “Tax Matters—Certain U.S. Federal Income Tax Considerations” does not purport to discuss all possible U.S. federal income tax consequences of the purchase, ownership and disposition of EDC’s debt securities, we hereby confirm that the statements of law (including the qualifications thereto) under such heading represent our opinion of the material U.S. federal income tax consequences of the purchase, ownership and disposition of EDC’s debt securities, subject to certain assumptions expressly described in the Registration Statement under such heading.

We express no opinion, except as expressly set forth above. The foregoing opinion is limited to matters involving the federal laws of the United States of America, and we do not express any opinion as to the laws of any other jurisdiction. We disclaim any undertaking to advise EDC of any subsequent changes in the facts stated or assumed herein or subsequent changes in applicable law. Any changes in the facts set forth or assumed herein may affect the conclusions stated herein.

This opinion is furnished to you in connection with the filing of the Registration Statement, and is not to be used, circulated, quoted or otherwise relied on for any other purpose. We disclaim any obligation to update anything herein for events occurring after the date hereof.

We hereby consent to the filing of this opinion as Exhibit 8.1 to the Registration Statement constituting a part of the Registration Statement. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Very truly yours,

Milbank Tweed, Hadley & McCloy LLP

EXHIBIT C

[Letterhead of Stikeman Elliott LLP]

[        ], 2018

Export Development Canada

150 Slater Street

Ottawa

Canada

K1A 1K3

Dear Sirs/Mesdames:

Re: Export Development Canada – Registration Statement

We have reviewed the discussion set forth under the heading “Tax Matters—Canadian Federal Income Tax Consequences” in the prospectus of Export Development Canada dated [ ], 2018 included in the registration statement of Export Development Canada filed with the Securities and Exchange Commission on [ ], 2018 (the “Registration Statement”) with respect to debt securities to be issued by Export Development Canada. Subject to the assumptions, qualifications and limitations described therein, we believe the discussion with respect to Canadian federal tax matters set forth therein is accurate and complete in all material respects.

This opinion is furnished to you in connection with the filing of the Registration Statement and is not to be used, circulated, quoted or otherwise relied on for any other purpose. We disclaim any obligation to update anything herein for events occurring after the date hereof.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission.

Yours truly,

Stikeman Elliott LLP